

Brad S. · 2nd

President & Co-Founder @ Splitsy

Kansas City, Missouri, United States · 377 connections ·

Contact info

Splitsy

University of Missou... Kansas City

Featured



I've never felt so blessed to do my own thing! My hopes is for DivviUp to be the...

👍 🤝 10 · 3 comments

Bachelor of Information Technology — Anticipated December 2020
University of Missouri – Kansas City — GPA: 3.301
ABET Accredited, Deans List

Minor in Business Administration — Anticipated December 2020
University of Missouri – Kansas City — GPA: 3.301

EMPLOYMENT HISTORY
Application Software Developer Intern — Summer 2018, Summer 2019, Summer 2020
Centene Corporation, St. Louis, MO
- Understand the software requirements behind the enterprises existing utilization management system utilizing scrum to develop a new cloud-based Utilization Management (UM) system based on user stories and feedback from business leaders.
- Leading new interns how to learn enterprise technologies including Angular, GoLang, Docker, Kubernetes, etc.
- Built relationships with high-level leaders to better understand the business cases and operations behind the new UM system.
- Assisted with documenting and process improvement around technical project involving modularization of reusable components for the enterprise.

Freelance Small Business Technology Consultant — October 2015 – Present
Self Employed
- Understand current business processes of small businesses to build out a web ecosystem that helps improve communications and processes with their customers.
- Integrate website and point-of-sale ecosystems with third party applications to streamline business processes and improve vendor relationships.
- Utilize proper technology to assist small businesses in understanding their business analytics regarding margins, sales, returning customers, and more.

Front-End Developer, Independent Contractor — August 2016 – Present
Surelutions Web Design & Management, Remote
- Manage 35+ WordPress websites on a monthly basis conducting backups, security scans, plugin and theme updates, and content updates for clients.
- Work with clients through company help desk system ensuring content, security, and development request(s) are properly handled.
- Configure and manage client domains, hosting, and emails.
- Configure and deploy new WordPress installs for new website builds.
- Assist with development of technical projects involving WordPress and E-Commerce platforms.

Mobile Expert — January 2017 – March 2020
Wireless Vision, St. Louis, MO and Kansas City, MO
- Consistently performed in the top 20% of sales associates in the company while maintaining a

Resume_Brad_Starnes.pdf

Rona...
for T...
Rona...

Rona...
cells...

Experience





President & Co-Founder

Splitsy · Full-time

Jul 2020 – Present · 7 mos

Kansas City Metropolitan Area

Changing the shared payment industry for good



Front-End Developer, Independent Contractor

Surelutions Web & Design · Freelance

Aug 2016 – Present · 4 yrs 6 mos

Chelsea, Michigan (Remote)

~ Manage 35+ WordPress websites on a monthly basis conducting backups, security scans, plugin and theme updates, and content updates for clients.
~ Work with clients through company help desk system ensuring content, security, and development request(s) are properly handled. **...see mor**

Freelance Small Business Technology Consultant

Freelance Web Development · Freelance

Oct 2015 – Present · 5 yrs 4 mos

Remote

~ Understand the current business processes of small businesses to build out a web ecosystem that helps improve communications and processes with their customers.
~ Integrate website and point-of-sale ecosystems with third-party applications to streamline business processes and improve vendor relationships. **...see mor**



Application Software Developer Intern

Centene Corporation · Internship

May 2020 – Jan 2021 · 9 mos

St Louis, Missouri, United States

~ Understand the software requirements behind the enterprises existing utilization management (UM) system utilizing scrum to develop a new cloud-based Utilization Management system based on user stories and feedback from business leaders.
~ Leading new interns how to learn enterprise technologies including Angular, GoLa **...see mor**



Mobile Expert, Key Holder

Wireless Vision · Part-time

Jan 2017 – Mar 2020 · 3 yrs 3 mos

St. Louis / Kansas City

~ Consistently perform in the top 20% of sales associates in the company while maintaining a low return rate and excellent customer survey responses.
~ Perform as lead sales associate for the retail store developing relationships with other associates to help them achieve a similar level of performance and ethics in their sa **...see mor**

Show 2 more experiences ⌄

Education



University of Missouri-Kansas City
Master of Business Administration - MBA
2021 – 2022



University of Missouri-Kansas City
Bachelor's degree, Information Technology, Cum Laude
2017 – 2020



University of Missouri-Kansas City
Minor, Business Administration and Management, General
2017 – 2020

Show 1 more education ⌄

Licenses & certifications

HTML, CSS and JavaScript
Coursera Course Certificates
Issued Jan 2017 · No Expiration Date
Credential ID J46W5W8ALK7C

See credential

Managing Big Data with MySQL
Coursera Course Certificates
Issued Nov 2016 · No Expiration Date
Credential ID 3S4LQ979SHFE

See credential

Certified Web Designer
Train Simple
Issued Apr 2015 · No Expiration Date

See credential

Show more ⌄

Volunteer experience

Volunteer Staff

The American Legion Boys State of Missouri, Inc.

Jun 2017 – Present • 3 yrs 8 mos

Education



